Media Release
PLANEGG/MUNICH, Germany, December 10, 2022

MorphoSys Presents Updated Tafasitamab Results in Newly Diagnosed DLBCL Patients from Final firstMIND Analysis at ASH 2022

Final analysis from the Phase 1b firstMIND trial shows no new safety signals and provides additional information on progression-free survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP

Two additional analyses suggest that sensitive assays to detect minimal residual disease have prognostic value at the end of first-line therapy

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced final safety and efficacy results from firstMIND, a Phase 1b, open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed diffuse large B-cell lymphoma (DLBCL). Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. These results are being presented during oral and poster sessions on December 10, 2022, at the 64th American Society of Hematology (ASH) Annual Meeting and Exposition in New Orleans, Louisiana.
Tafasitamab, marketed in the U.S. as Monjuvi® and outside the U.S. by Incyte as Minjuvi®, is a CD19 targeting immunotherapy. Tafasitamab received an accelerated approval and conditional approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA), respectively, for patients with certain types of DLBCL that has come back (relapsed) or that did not respond to previous treatment (refractory) and who are not eligible to receive a stem cell transplant.
“The final analysis from firstMIND underscores the therapeutic potential of tafasitamab in combination with lenalidomide added on to standard R-CHOP therapy for patients with newly diagnosed DLBCL,” said Greg S. Nowakowski, M.D., Professor of Medicine and Oncology at the Mayo Clinic and lead investigator for the firstMIND trial. “This regimen, which is also being investigated in the Phase 3 frontMIND trial, represents an ongoing effort to address a critical need in patients with high-risk DLBCL, many of whom relapse after current first-line therapy. I am encouraged by the results from firstMIND and eagerly anticipate the Phase 3 data on the combined efficacy of tafasitamab, lenalidomide and R-CHOP in newly diagnosed patients with DLBCL.”
The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide and R-CHOP (n=33). In the tafasitamab, lenalidomide and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3-5) treated with tafasitamab, lenalidomide and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients.
The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%) and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis.

A second poster presentation and an oral presentation both demonstrate the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed 18 months of post-treatment follow-up.
The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression. Detection of ctDNA MRD at levels below 1 in 10,000 (0.01%) was essential to achieve 99% sensitivity.
“These new data suggest that assays that can better detect minimal residual disease carry important prognostic value and may serve as surrogate markers for clinical benefit in future lymphoma trials,” said Dr. Tim Demuth, Chief Research and Development Officer at MorphoSys. “These insights, along with the final results from firstMIND and growing body of data supporting Monjuvi in second-line therapy, give us greater understanding of how to improve outcomes at diagnosis or first relapse. We are eager to learn through frontMIND about the potential of tafasitamab plus lenalidomide to augment a standard of care in first-line therapy for patients newly diagnosed with high-intermediate and high-risk DLBCL.”
About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada.

XmAb® is a registered trademark of Xencor, Inc.

About frontMIND
The frontMIND (NCT04824092) trial is a randomized, double-blind, placebo-controlled, global Phase 3 clinical study in previously untreated high-intermediate and high-risk DLBCL patients that is conducted in partnership with the German Lymphoma Association (GLA), the Italian Lymphoma study group and the US Oncology Network.
The study aims to enroll approximately 880 DLBCL patients to receive either tafasitamab plus lenalidomide in addition to rituximab, cyclophosphamide, doxorubicin, vincristine and prednisone (R-CHOP) or R-CHOP alone. The primary endpoint is investigator-assessed progression-free survival, according to Lugano 2014 criteria, and key secondary endpoints include event-free survival by investigator, overall survival, metabolic complete response rate by a Blinded Independent Review Committee, and overall response rate.

About firstMIND
The firstMIND (NCT04134936) trial is a Phase 1b, randomized study of tafasitamab + R-CHOP (Arm A) or tafasitamab + lenalidomide + R-CHOP (Arm B) in patients with newly diagnosed diffuse large B-cell lymphoma (DLBCL). The study includes a safety run-in phase and a main phase (n=66). In the safety run-in phase, 24 patients were enrolled. The primary objective is to assess safety; secondary objectives include objective response rate, PET negative complete response (PET-CR) rate at end of treatment, progression-free survival at 12 and 24 months, event-free survival, long-term safety, pharmacokinetics and immunogenicity of tafasitamab.

Important Safety Information

What are the possible side effects of MONJUVI?
MONJUVI may cause serious side effects, including:
- Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get fever, chills, rash, flushing, headache, or shortness of breath during an infusion of MONJUVI.

- Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4 F (38 C) or above, or any bruising or bleeding.

- Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4 F (38 C) or above, or develop any signs and symptoms of an infection.

The most common side effects of MONJUVI include:
- Feeling tired or weak
- Diarrhea
- Cough
- Fever
- Swelling of lower legs or hands
- Respiratory tract infection
- Decreased appetite

These are not all the possible side effects of MONJUVI.
Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.
Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:
- Have an active infection or have had one recently.

- Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.
- You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

- Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.

- Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.

You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Call your doctor for medical advice about side effects. You may report side effects to the FDA at (800) FDA-1088 or www.fda.gov/medwatch. You may also report side effects to MORPHOSYS US INC. at (844) 667-1992.

Please see the full Prescribing Information for MONJUVI, including Patient Information, for additional Important Safety Information.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys
Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director, US Communications Tel: +1 857-283-3945 kaitlyn.nealy@morphosys.com